Lantis Laser Inc.
11 Stonebridge Court
Denville, New Jersey 07834
(203) 300-7622

October 29, 2008

VIA EDGAR CORRESPONDENCE
Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, NE, Mail Stop 6010
Washington, DC 20549

Re:	Lantis Laser Inc.
Amendment No. 6 to Registration Statement
on Form SB-2 on Form S-1/A
Filed October 28, 2008
File No. 333-146331

Dear Mr. Mancuso:

We are in receipt of your comment letter dated October 21, 2008. We have addressed your comments by reproducing below each comment and providing our response immediately thereafter.

Uncertainties, page 6

1.
We note the change in timing of your FDA application from September to November. We also note your disclosure in this risk factor that a delay until October is not expected to have a significant effect on your timing for commercial availability. In an appropriate section of your document, please disclose the reasons for the additional delay. Also, with a view toward disclosure, please tell us whether the disclosed March 2009 commercial introduction remains reasonable or is now an aggressive target.

We have revised our disclosure on page 6 to reflect additional delays that have arisen since our previous filing. As stated in our disclosure, the delay is due to our vendor Agiletron failing to timely complete the optics component for our Beta systems. These additional delays will, in fact, impact our planned commercial introduction date. Accordingly, we have also revised the disclosure throughout to reflect this delay.

Our Business, page 13

2.
With a view toward disclosure, please tell, us whether you have satisfied the October 8, 2008 deadline mentioned in section 1 of exhibit 10.15. If so, please tell us how your obligation to purchase 1,000 engines mentioned in section 1 is consistent with your disclosure on page 23 that you have no plans to make any significant purchases of equipment.

Please be advised that the Scheduled Completion Date for Milestone PO#5 to which we believe you are referring is currently expected to take place in mid-November 2008 rather than on October 8, 2008. This is not a “deadline,” as you refer to it in your comment, but rather a target – a date the parties will strive to meet, but failure to meet the target has no adverse consequences under the agreement. As stated in response to your comment 1, above, delays with another vendor have resulted in a delay in aggregating all of the needed components for completion of our Beta systems, to which that Milestone PO#5 relates. Nevertheless, we expect to place PO#5 in mid-November, with completion expected for mid-December. Accordingly, we anticipate placing the first request for an initial number of engines under PO#6 (the order for all 1,000 engines to which you refer in your second sentence above) by the end of 2008.

However, as we discussed in our telephone call with Joseph McCann on Friday, October 24, our purchase of engines does not constitute a purchase of equipment as contemplated by our disclosure on page 23. Instead, the engines are components of our OCT system. As of this time, we have outsourced all phases of component manufacture rather than invest in manufacturing equipment for the manufacture of those components.

Accordingly, we believe our disclosure on page 23 that we have no plans to purchase or sell any equipment is consistent with our plans as stated in our disclosure and as reflected by the terms of exhibit 10.15.

Licenses and Patents, page 26

3.	Please reconcile the funding obligation in section 10.5 of exhibit 10.16 with your disclosure that you have allocated no funds toward the development of the technology.

Please note that the funding obligation to which you refer requires that we devote at least $50,000 during the first year of the agreement, and the one-year anniversary of the agreement will be July 2009. Our disclosure on page 18 is accurate as both a factual assertion and a statement of our plans and is not in any way inconsistent with the aforementioned funding obligation.

Management’s Discussion and Analysis, page 22

4.
We note your revisions in response to prior comment 7; however, by identifying all elements of your professional, consulting and marketing costs in one parenthetical phrase, it is unclear which element was the significant reason for the increase in the period presented and why that element increased. Please expand your disclosure accordingly.

We have revised the disclosure on pages 23 and 24 in response to this comment.

Recent Sales of Unregistered Securities, page II-2

5.
Your response to prior comment 13 regarding pending settlements does not address the disclosure concerns in the comment. Therefore, we reissue the comment, including the request for copies of the complaints.

The two legal proceedings referred to in your comment relate to complaints filed by us against DC International Consulting LLC (“DC Consulting”) and VAR Growth Corp. (“VAR”) (and certain other affiliated and indispensable parties). In November 2007, we entered into agreements with DC Consulting and VAR pursuant to which we issued 2,500,000 shares and 3,500,000 shares, respectively, in consideration of public and investor relations services (in the case of DC Consulting) and business consulting and development services (in the case of VAR).

In our complaints, we alleged that DC Consulting and VAR both failed to perform their obligations, and we sought to enjoin them from transferring their shares pursuant to Rule 144 so that we could recover them. As we previously stated in our response to your prior comment 13, we have settled these disputes, and DC Consulting and VAR have agreed to surrender for cancellation 3,000,000 of the aggregate 6,000,000 shares previously issued to them.

Neither the outcome nor the settlement of either of these legal proceedings has had or is expected to have any material effect on our financial position, results of operations, or cash flows. To the extent that our complaints cited the potential negative impact on the market price for our common stock in the event that DC Consulting or VAR were able to resell their shares under Rule 144, we believe that our prospectus adequately discusses the potential risks an investor should consider before making an investment in our common stock, including risks related to the market for our common stock, and that neither the outcome nor the settlement of either of these legal proceedings has any material effect on those risks.

Supplementally, we have hand-delivered copies of the referenced complaints.

6.
We note your response to prior comment 15. It appears that Section 6(l) of Exhibit 10.12 addresses the transferability of the common shares issued in the September 2006 private placement and Section III of Exhibit 10.13 addresses the transferability of the senior convertible notes issued in the May 2007 private placement, but neither of these agreements appears to address the transferability of the warrants issued in those private placements. In addition, section 2 of Exhibits 4.3 and 4.5 details how warrant holders can transfer the warrants. Accordingly, please expand your response to tell us in greater detail how you will ensure that no warrant can be transferred to an innocent purchaser who is not aware of the restrictions you mention in your response. Also include in your response how you will ensure that the subsequent purchaser of the warrant will be eligible to participate in your ongoing unregistered offer and sale of the securities underlying the warrant.

As we discussed in our telephone call with Mr. McCann on Friday, October 24, we understand your views regarding the insufficiency of the restrictive legends affixed to the warrants issued in our September 2006 and May 2007 private placements, as well as the additional concern raised in your comment above.

Regarding how we will “ensure that no warrant can be transferred to an innocent purchaser who is not aware of the restrictions,” we note that although we cannot ensure that such a transfer does not occur, neither could we ensure that a properly legended warrant could not be transferred to an innocent purchaser who does not understand the restrictions. In either case (or any other hypothetical case), we believe that we have enforceable rights to affix proper legends to the warrants and to insist on compliance with the restrictions on transfer implicated thereby. In this regard, we point out that the warrants fail to include any integration clause, so were we to need to resort to legal action to enforce our rights and/or dishonor any illegal transfer of the warrants, we believe we would be entitled to introduce any and all parole evidence (including, but not limited to oral agreements) to support our position.

Notwithstanding the foregoing and for the avoidance of any future complications, we reiterate our previous suggestion, namely, that we collect the outstanding warrants and correct the restrictive legends. In this regard, please be advised that:

•	None of the warrants have been transferred (although some have been exercised, and the shares of common stock issued upon exercise contained appropriate restrictive legends).

•	The company can (and will) refuse any purported transfer of warrants in violation of the subscription agreement or the Securities Act.

•	The holders of the warrants stand ready to return them to the company to have the legends corrected.

* * *

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Seyfarth Shaw LLP, at (202) 828-5360. If you cannot reach him, please call me at (203) 300-7622.

Very truly yours,

/s/ Stanley B. Baron
Stanley B. Baron

cc:	Ernest M. Stern, Esq.
Daniel J. MacTough, Esq.